Contact

www.linkedin.com/in/ericgossart
(LinkedIn)

Top Skills

Private Equity

Valuation

Corporate Finance

Languages

Anglais (Full Professional)

Espagnol (Professional Working)

Français (Native or Bilingual)

Publications

Quel peut être le rôle du
crowdfunding dans le portefeuille
actuel des moyens de financement
des entreprises?

Eric Gossart

Partner at Serena & Racine²
Paris, Île-de-France, France

Summary

eric@serena.vc
@Egossart

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Experience

Serena
Partner
February 2015 - Present (8 years 4 months)
Région de Paris, France

Serena is a venture firm backing companies anywhere from seed to later
stage. At Serena, I focus on environment, health, edtech and sport ventures
through a 85m€ fund co-led with Léa Zalsvsky, co-founder @makesense.

Santé Académie
Board Member
March 2023 - Present (3 months)

Helios.do
Board Member
April 2022 - Present (1 year 2 months)

Building sustainable banking.

Norbert Health
Board Member
January 2021 - Present (2 years 5 months)

Bringing medical grade and non-intrusive devices to the healthcare workers.

Accenta.ai
Board Member
September 2019 - Present (3 years 9 months)

On a mission to reduce carbon footprint.

elium
Board Observer
August 2017 - January 2023 (5 years 6 months)
Région de Bruxelles, Belgique

Organization and people empowerment through knowledge.

Habiteo
Board Member
June 2015 - May 2022 (7 years)
Région de Paris, France

Helping people to make sound decisions for their real estate buying.

Acquired by Bien'Ici in may 2022.

Hull: Customer Data Platform
Board observer
January 2020 - March 2021 (1 year 3 months)

Orchestrating customer data at scale.

Acquired by MessageBird (March 2021).

QUALTERA
Board Member
February 2015 - June 2020 (5 years 5 months)
Région de Montpellier, France

Bringing high-volume industrial big data analytics platforms to the
semiconductor industry.

Acquired by Synopsys (Nasdaq) in 2020.

ESCP
Lecturer
March 2018 - January 2020 (1 year 11 months)
Région de Paris, France

Startup financing, venture capital, and business models.

Galiena Capital
Analyst - LBO
June 2014 - February 2015 (9 months)
Région de Paris, France

Galiena Capital is a growth investment fund based in Paris. With more than
100 m€ under management, Galiena Capital targets non-listed companies
from any industry where the valuation is ranging from 10 up to 75 m€.

CapHorn Invest
Analyst - Venture Capital
March 2013 - September 2013 (7 months)
Région de Paris, France

CapHorn Invest is a Venture Capital fund (150 m€ under management) whose investors are 150+ high-level business executives and members of industrial families who contribute to selecting and developing the Portfolio Companies.

Deloitte
Junior Auditor
October 2012 - March 2013 (6 months)
Région de Paris, France

ForgetBox / Lima
Business Developer
February 2012 - August 2012 (7 months)
Région de Paris, France

ForgetBox is making files sending easy and reinventing the cloud. ForgetBox was incubated by the Blue Factory and successfully led a crowdfunding campaign on Kickstarter (>$1m).

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Education

ESCP Europe
Business School - Master in Management · (2010 - 2014)

Lycée Jules Guesde
Classe Préparatoire aux Grandes Ecoles, Management · (2008 - 2010)

Lycée Jean Mermoz
Baccalauréat STG, Comptabilité, Economie, Droit,
Management · (2006 - 2008)